DREYFUS CASH MANAGEMENT
c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

March 2, 2012

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dreyfus Cash Management
Request for Withdrawal of Post-Effective Amendment

Ladies and Gentlemen:

Dreyfus Cash Management (the "Registrant") respectfully requests that the post-effective amendment, together with the exhibit thereto (the "Amendment"), filed with the Securities and Exchange Commission (the "Commission") on February 15, 2012 pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the "Securities Act") be withdrawn pursuant to Rule 477 under the Securities Act.

The Registrant is requesting withdrawal of the Amendment because the Amendment was inadvertently filed under the Securities Act file number associated with the Registrant's Registration Statement on Form N-1A (File No. 2-94930), instead of being filed under the Securities Act file number associated with the Registrant's Registration Statement on Form N-14 (File No. 333-174477) to which the tax opinion that was filed as an exhibit to the Amendment relates.  The Registrant intends to refile the Amendment with the Commission under the correct Securities Act file number (File No. 333-174477) concurrent with the filing of this request.

Please direct any questions regarding this matter to Nicole M. Runyan of Stroock & Stroock & Lavan LLP, counsel to the Registrant, at 212.806.6443.

Sincerely,

/s/  Jeff Prusnofsky
Jeff Prusnofsky
Vice President